SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KNIGHT TRADING GROUP, INC.
(NAME OF SUBJECT COMPANY AND PERSON FILING)
OPTIONS TO PURCHASE COMMON STOCK,
PAR VALUE $0.01 PER SHARE, HAVING AN EXERCISE PRICE OF MORE THAN $14.00
GRANTED PURSUANT TO CERTAIN PLANS
(TITLE OF CLASS OF SECURITIES)

499067 10 6
(CUSIP NUMBER OF CLASS OF SECURITIES)

JOHN H. BLUHER, ESQ.
KNIGHT TRADING GROUP, INC.
525 WASHINGTON BOULEVARD
JERSEY CITY, NJ 07310
(201) 222-9400
(NAME, ADDRESS AND TELEPHONE NUMBER OF
PERSON AUTHORIZED TO RECEIVE NOTICES
AND COMMUNICATIONS ON BEHALF OF THE
PERSON(S) FILING STATEMENT)

COPY TO:
MATTHEW J. MALLOW, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
4 TIMES SQUARE
NEW YORK, NY 10036
(212) 735-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$1,526,398.50	$140.43

*
Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule O-11 thereunder. This amount assumes that options to purchase 1,756,550 shares of common stock of Knight Trading Group, Inc. having an aggregate value of $1,526,398.50 as of December 9, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee equals $0.000092 multiplied by the value of the transaction.

☐  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE O-11(a)(2) AND
IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.

IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER,
ON THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE.

FORM OR REGISTRATION NO.:    NOT APPLICABLE.

FILING PARTY:    NOT APPLICABLE.

DATE FILED:    NOT APPLICABLE.

☐  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE
BEFORE THE COMMENCEMENT OF A TENDER OFFER. CHECK THE APPROPRIATE BOXES BELOW
TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

☐  THIRD PARTY TENDER OFFER SUBJECT TO RULE 14d-1.

☒  ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.

☐  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.

☐  AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT
REPORTING THE RESULTS OF THE TENDER OFFER.  ☐

ITEM 1.    SUMMARY TERM SHEET.

The information set forth in “Summary Term Sheet” in the Offer to Exchange (as defined below) is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)    The name of the issuer is Knight Trading Group, Inc., a Delaware corporation (“we”, “us” or “our company”). The address of our principal executive office is 525 Washington Boulevard, Jersey City, NJ 07310. The information set forth under “Information Concerning Our Company” in Section 8 of the Offer to Exchange is incorporated herein by reference.

(b)    This Tender Offer Statement on Schedule TO (this “Schedule”) relates to an offer by us to exchange all outstanding options granted under our 1998 Long-Term Incentive Plan to purchase shares of our Class A common stock, par value $0.01 per share, having an exercise price of more than $14.00 and held by our current eligible employees (the “Options”) for new options, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated December 11, 2002 (the “Offer to Exchange”), and the related letter of transmittal and its accompanying letter (the “Letter of Transmittal,” which together with the Offer to Exchange constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Employees who have been granted new options since June 1, 2002 are not eligible to participate in the Offer. Members of the Board of Directors and executive officers of the Company are also not eligible to participate in the offer. The information set forth in “Summary Term Sheet,” “Introduction,” “Number of Options; Expiration Date,” and “Acceptance for Exchange; Effects of Cancellation on Rights of Optionholders; Issuance of New Options” in the Offer to Exchange is incorporated herein by reference.

(c)    The information set forth in “Price Range of Common Stock Underlying the Options” in the Offer to Exchange is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)    The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)    The information set forth in “Summary Term Sheet,” “Introduction,” “Number of Options; Expiration Date,” “Procedure for Tendering Options,” “Withdrawal Rights,” “Acceptance for Exchange; Effects of Cancellation on Rights of Optionholders; Issuance of New Options,” “Conditions of the Offer,” “Source and Amount of Consideration; Terms of New Options,” “Legal Matters; Regulatory Approvals,’’ “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” and “Extension of Tender Period; Termination; Amendments” in the Offer to Exchange is incorporated herein by reference.

(b)    The information set forth in “Interests of Directors and Officers; Transactions and Agreements Concerning the Options” in the Offer to Exchange is incorporated herein by reference.

ITEM 5.    PAST CONTRACT, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

(a)    The information set forth in “Interests of Directors and Officers; Transactions and Agreements Concerning the Options” in the Offer to Exchange is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)    The information set forth in “Purpose of the Offer” in the Offer to Exchange is incorporated herein by reference.

(b)    The information set forth in “Acceptance for Exchange; Effects of Cancellation on Rights of Optionholders; Issuance of New Options” in the Offer to Exchange is incorporated herein by reference.

(c)    The information set forth in “Purpose of the Offer” in the Offer to Exchange is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)    The information set forth in “Source and Amount of Consideration; Terms of New Options” and “Fees and Expenses” in the Offer to Exchange is incorporated herein by reference.

(b)    The information set forth in “Conditions of the Offer” in the Offer to Exchange is incorporated herein by reference.

(c)    Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)    Not applicable.

(b)    The information set forth in “Interests of Directors and Officers; Transactions and Agreements Concerning the Options” in the Offer to Exchange is incorporated herein by reference.

ITEM 9.    PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)    Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

(a)    The information set forth in Schedule A and Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption “Information Concerning Our Company” is incorporated herein by reference. Our Annual Report on Form 10-K and our Quarterly Report on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s web site at www.sec.gov.

(b)    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

(a)    The information set forth in “Legal Matters; Regulatory Approvals,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” and “Interests of Directors and Officers; Transactions and Agreements Concerning the Options” in the Offer to Exchange is incorporated herein by reference.

(b)    Not applicable.

ITEM 12.    EXHIBITS.

(a)

(1)    Offer to Exchange, dated December 11, 2002.

(2)    Form of Letter Accompanying Letter of Transmittal and Letter of Transmittal

(3)    Letter of Transmittal

(4)    Letter to Employees

(b)    Not applicable.

(c)    Knight Trading Group, Inc. 1998 Long-Term Incentive Plan (incorporated by reference to the Registrant’s Form S-8 (File No. 333-71421))

(d)    Not applicable.

(e)    Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)    Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

KNIGHT TRADING GROUP, INC.

December 11, 2002	By:	/S/ THOMAS M. JOYCE
Name: Thomas M. Joyce Title: President and Chief Executive Officer

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